Exhibit 21.1

SUBSIDIARIES

Name	State of Incorporation or Formation
Kohl's, Inc.	Delaware
KIN, Inc.*	Nevada
Kohl's Indiana, Inc.*	Delaware
Kohl's Indiana, L.P.	Delaware
Kohl's Michigan, L.P.	Delaware
Kohl's Value Services, Inc.*	Virginia
Kohl's Cares, LLC*	Wisconsin
KWAL, LLC	Wisconsin
Kohl’s Holding Company, LLC	Wisconsin
KREH Holdings, LLC*	Delaware
Kohl's Real Estate Holdings, LLC	Delaware

*These subsidiaries are wholly-owned subsidiaries of Kohl's, Inc.